

Mail Stop 3561

August 28, 2015

Patrick M. Byrne
Chief Executive Officer
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

> **Re: Overstock.com, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed July 31, 2015**
> **File No. 333-203607**

Dear Mr. Byrne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2015 letter.

General

1. Please revise your disclosure to include a discussion of the proprietary ledger, as you do in your response to comment 1 and in Appendix I. In doing so, please clarify who maintains this ledger and how it will be published. We presume that the proprietary ledger is the means by which the general public will have access to "robust and transparent trading data," to which you make reference on page 7.

2. Please revise Appendix I to separately depict the role of the purchasers of your securities.

3. We note your response to comment 3 and your indication that the TIGRCub bonds were "recorded as data embedded in the Bitcoin Blockchain," however it is not clear to us how this occurred, considering no ATS was involved in this sale. Please explain who

recorded the TIGRCub bonds in the distributed ledger assuming validation of the proprietary ledger is required for unregistered offerings of digital securities.

4. We note your disclosure in your Quarterly Report on Form10-Q filed on August 7, 2015 that you have developed a new financial product, the Preborrow Assured Token. Please provide us with a description of this product and, in doing so, tell us whether it is considered a security as defined in the Securities Act of 1933. Please also explain what you mean when you say on page 31 of your Form 10-Q that "[PATs] are expected to be issued *through* Pro Securities, LLC" (emphasis added).

Risks Applicable to Digital Securities Offerings, page 4

5. We note your revised disclosure on pages 5 and 36. Please discuss the risks of using the Bitcoin Blockchain to validate transactions. Also, describe the likelihood that the Bitcoin Blockchain will be used for this offering. In this regard, we note your disclosure on page 5 that "[y]ou are aware of other projects attempting to develop similar technology."

6. We note your indication here that Pro Securities LLC currently has the operational capability to trade digital securities. Please state here, as you do in your response, that Pro Securities' license to use the TØ technology is still in process and that no broker-dealers have completed the licensing process to use the TØ technology.

Digital Securities ATS, page 36

7. We note your response to comment 5. Revise here or elsewhere, as appropriate, to clarify that the ATS application process for purposes of trading digital securities is not complete.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products